HAVELL RODRIGUES, CAIA

Successful Start-up Executive with deep Institutional Investment, Portfolio Management, Risk Management experience

New Majority Capital *(DEI Impact Platform)*   *2022-present*
Founding Partner
- Lead all efforts in running NMC from fund-raising to building community of entrepreneurs to support and match to small businesses for sale

Adjoint Inc. *(No-Code Workflows, SME Lending Startup)*   *2016-2021*
CEO/Co-Founder/Board Member
- Led pivot to offer small business loan under-writing platform to banks and CDFIs
- Built award winning Treasury product – Only non-bank startup to win Global Finance Award
- Led a geographically dispersed (Boston, NY, London, Zurich) team of 15+ professionals
- Landed pilot institutional customers– Caterpillar, Allianz Global, Credit Suisse, etc.
- Led key strategic partnerships with Visa, Mastercard, Tech M, Deloitte
- Raised over $5M from early-stage venture funds and family offices
- Managed Financials – budgeting, cash management, oversaw accounting

Nextgen Venture Partner   *2016-present*
Venture Partner
- Part of Investment Committee in Due diligence calls with founders

Elsen, Inc. *–Multi-factor Equity modelling FinTech*   *2014 - 2016*
Chief Revenue Officer
- Led partnership with major financial data vendor to distribute firm's product to institutions

Greenbean Recycle, Inc. *– Digital Payments - Acquired by TOMRA Systems ASA*   *2010 – 2014*
CFO/Board Member
- Formulated and guided the company's strategy from market entry to acquisition
- Led negotiations leading to acquisition by a strategic buyer

Venus Capital Management, Inc. *– Boston, MA*   *2005 – 2014*

Winner of 2004 and 2005 Asia-Hedge Fund of the Year Award, 2007 HFM Week US award, 2011 Hedge-week US and Europe award for Best Relative Value Fund and 2011 HFM week best "Macro fund under US$1bn" award.

Senior Vice President ▪ Hedge Fund Portfolio Management and Risk Management
- Drove performance of firm's $50M hedge fund-of-fund portfolios by strategically and tactically guiding portfolio allocations and manager selection to deliver 10%+ annualized returns
- Managed team that monitored daily risk reports summarizing firms' $400M flagship Arbitrage fund's risk limits/exposures using funds' position-level data.
- Managed investments into structured products, Managed institutional investor relationships

ADDITIONAL EXPERIENCE

Venture Investment Management Company, LLC ▪ Venture Analyst
Charter Member ▪ TiE-Boston (The Indus Entrepreneurs) **Mentor** ▪ MassChallenge
Volunteer ▪ Social Innovation Forum, **Supporter** ▪ TDSS *(Non-Profit based in India)*

EDUCATION

Master *of* Business Administration (M.B.A) ▪ Finance & Entrepreneurship, Babson College
Bachelor *of* Science (B.S.) ▪ Statistics - University of Mumbai